FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA COMPLETES ACQUISITION OF PEARL THERAPEUTICS

AstraZeneca today announced that on 27 June 2013 it completed its acquisition of Pearl Therapeutics, a privately held company based in Redwood City, California, focused on the development of inhaled small-molecule therapeutics for respiratory disease. Upon completion of the merger, AstraZeneca acquired 100% of Pearl's shares.

As previously announced, the acquisition gives AstraZeneca access to a potential new treatment for chronic obstructive pulmonary disease (COPD), currently in late-stage development, and inhaler and formulation technology that provides a platform for future combination products.

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NOTES TO EDITORS

About Pearl Therapeutics
Pearl Therapeutics is a company developing inhaled combination therapies for the treatment of highly prevalent respiratory diseases, including chronic obstructive pulmonary disease and asthma. Pearl is rapidly advancing a pipeline of products including PT003, an inhaled, fixed-dose combination bronchodilator product comprised of a long-acting muscarinic antagonist (LAMA) and a long-acting beta-2 agonist (LABA) delivered via a metered dose inhaler (HFA MDI); and PT010, a triple-combination product that combines the LAMA and LABA components of PT003 with an inhaled corticosteroid (ICS) for twice-daily administration from an HFA MDI for the treatment of severe COPD. Both PT003 and PT010 are developed with Pearl's proprietary porous particle co-suspension technology, which allows the formulation of multiple products in the MDI format, with highly stable, robust and aerodynamically efficient drug delivery. Founded in 2006, Pearl Therapeutics was backed by 5AM Ventures, Clarus Ventures, New Leaf Ventures and Vatera Healthcare Partners. For more information, please visit: www.pearltherapeutics.com

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler +44 20 7604 8030 (UK/Global)
Vanessa Rhodes +44 20 7604 8037 (UK/Global)
Ayesha Bharmal +44 20 7604 8034 (UK/Global)
Michele Meixell +1 (302) 885 6351 (US)
Jacob Lund +46 8 553 260 20 (Sweden)

Investor Enquiries
James Ward-Lilley +44 20 7604 8122 mob: +44 7785 432613
Karl Hård +44 20 7604 8123  mob: +44 7789 654364
Colleen Proctor + 1 302 886 1842 mob: +1 302 357 4882
Ed Seage + 1 302 886 4065 mob: +1 302 373 1361

28 June 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 June 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary